SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ or Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐.

This Form 6-K is being furnished to update the disclosure in the Form 6-K of Korea Electric Power Corporation (“KEPCO”), dated August 9, 2019 (the “Original Form 6-K”) regarding the initial contribution to Korea Institute of Energy Technology (“KENTECH”) previously disclosed as KEPCO Tech University in the Original Form 6-K.

On May 21, 2021, the Board of Directors of KEPCO resolved to make an additional contribution of KRW 64.5 billion to KENTECH. This contribution will be spent for the construction of main facilities and operational expenses of the KENTECH in 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, Joo-soo
Name: Park, Joo-soo
Title: Corporate Vice President

Date: May 21, 2021